September 1, 2005

BY EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20579-0406

Re:       GTSI Corp.’s Form 10-Q for the Fiscal Quarter Ended June 30, 2005,
as amended by a Form 10-Q/A, File No. 000-19394

Dear Mr. Krikorian:

On behalf of GTSI Corp. (“GTSI”), I am hereby advising you that GTSI intends to respond, on or before September 9, 2005, to your comment letter dated August 23, 2005 regarding GTSI’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005 (filed on August 9, 2005), as amended by a Form 10-Q/A (filed on August 22, 2005) (File No. 000-19394).  While GTSI will endeavor to respond within 10 business days of the August 23, 2005 date of your letter, GTSI’s response, as a result of late August vacations, may be provided on the 11th or 12th business day after August 23, 2005.

If you have any questions concerning this matter please contact the undersigned at 703-502-2645.

Sincerely,

/s/ Charles E. Deleon
Charles E. Deleon
General Counsel